Exhibit 10.1

EMPLOYMENT AGREEMENT
by and between Summit Therapeutics, Inc.
and
Manmeet S. Soni

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of October 13, 2023, by and between Summit Therapeutics, Inc., a Delaware corporation (together with its successors and assigns permitted hereunder, the “Company”), and Manmeet S. Soni (the
“Executive”).

1.Position: As of October 13, 2023 (the “Effective Date”), Manmeet S. Soni will be employed in the full-time position as Chief Operating Officer, in addition to serving as member of the board of directors.

2.Location/Reporting Relationship: It is expected that duties for the executive will be performed primarily out of or in the vicinity of Dallas, Texas. Executive shall be expected to work one week per month from the Company’s office in Menlo Park, California or such other location as the Company may designate. Executive will report to Robert Duggan, Chief Executive Officer and Dr Maky Zanganeh , Co-CEO and President.

3.Job Duties: As an executive, Executive shall perform any and all duties normally associated with the position in a satisfactory manner and to the best of abilities at all times. While employed by the Company Executive will devote full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business interests of the Company. By signing this Agreement, Executive confirm to the Company that there are no contractual commitments or other legal obligations that would prohibit from performing duties for the Company.

4.Compensation and Expenses: This is a salaried, exempt position. As of the Effective Date, Executive shall get annual base salary will be $600,000 which will be paid by the Company in roughly equal installments in accordance with the Company’s normal payroll procedures, and subject to all applicable taxes and withholdings. Executive will be eligible for reimbursement of reasonable business expenses in accordance with applicable law and subject to Company policy.

5.Benefits: Executive will be entitled to participate in a number of Company- sponsored benefits. The Company retains the right to modify or discontinue any benefit at any time without notice.

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a.Executive will be eligible for paid time off (vacation, sick time and holidays) in accordance with Company policies for similarly situated executives, and as required by applicable state law. Upon the Effective Date, Executive will be eligible for twenty (20) days of paid vacation per calendar year, pro-rated based on the start date, and accrued according to the Company’s vacation policy. Executive will be allowed to carry over days of accrued but unused vacation day benefits earned in one year into the next year. Upon termination of employment for any reason, Executive will be paid for any accrued but unused vacation day benefits, but not sick time. Executive will be granted six (6) days of paid sick time upon hire and each year thereafter on anniversary date. Executive will also be entitled to paid holidays each year in accordance with the Company’s normal policies, the exact holidays and dates to be confirmed annually.

b.Executive will be entitled to participate in all applicable benefit programs offered by the Company, subject to and in accordance with the terms of any such benefit plan or program. Currently, the Company offers group health insurance, group dental insurance, life insurance, short-term and long-term disability benefits, and a 401(k) “Safe Harbor” retirement plan. The Company may modify, change or cease benefits from time to time in its sole discretion. Where a particular benefit is subject to a formal plan, eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document. Details about these benefit plans and eligibility requirements will be provided.

6.Discretionary Bonus: During employment, Executive will be eligible for a yearly discretionary bonus in an amount to be solely determined by the Company of up 60% of annual base salary, payable at some point in the year following the fiscal year in which it is based, provided that Executive must be employed by the Company on the date the discretionary bonus is paid in order to be eligible for such payment. Employee retention is an important reason for the Company’s offering of this discretionary bonus. If employment with the Company terminates for any reason prior to the date the discretionary bonus is paid, Executive is not entitled to a discretionary bonus.

7.Time-Based Equity: Executive will receive an incentive stock option grant of 14,000,000 shares, vesting annually over four (4) years. The stock option grant will be provided pursuant to the terms and conditions of the Company’s 2020 Stock Incentive Plan and the applicable stock option grant agreement.

8.Performance-Based Equity: In addition, Executive will receive a performance- based stock option grant of 14,000,000 shares with market service conditions as under:

(i.) 20% vest, when the Company’s market capitalization, based on the value of its outstanding shares of common stock, is $3 billion or more (based on closing trading price) for sixty (60) consecutive trading days;

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(ii.) 40% vest, upon the satisfaction of both of the following conditions (which are not required to be met at same time, so long as both conditions have been satisfied): (1) the Company’s market capitalization, based on the value of its outstanding shares of common stock, is $6 billion or more (based on closing trading price) for sixty (60) consecutive trading days, and (2) the Company’s revenue over a twelve (12) month period prior to the vesting date is $300 million or more; and

(iii.) 40% vest, upon the satisfaction of both of the following conditions (which are not required to be met at same time, so long as both conditions have been satisfied): (1) the Company’s market capitalization, based on the value of its outstanding shares of common stock, is $9 billion or more (based on closing trading price) for sixty (60) consecutive trading days, and (2) the Company’s revenue over a twelve (12) month period prior to the vesting date is $450 million or more.

The performance-based stock option grant will be provided pursuant to the terms and conditions of the Company’s 2020 Stock Incentive Plan and the applicable stock option grant agreement.

9.Gross-Up for Certain Taxes: In the event that it is determined that any payment or distribution by the Company (or any of its Affiliates) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto) by reason of being considered “contingent on a change in ownership or control” of the Company, within the meaning of Section 280G of the Code or any successor provision thereto (such tax being hereafter referred to as the “Excise Tax”), then the Executive will be entitled to receive an additional payment or payments (a “Gross-Up Payment”). The Gross-Up Payment will be in an amount such that, after payment by the Executive of all taxes, penalties and interest, including any Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment. For purposes of determining the amount of the Gross-Up Payment, the Executive will be considered to pay (A) federal income taxes at the highest rate in effect in the year in which the Gross-Up Payment will be made and (B) state and local income taxes at the highest rate in effect in the state or locality in which the Gross-Up Payment would be subject to state or local tax, net of the maximum reduction in federal income tax that could be obtained from deduction of such state and local taxes. The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts will be made at the expense of the Company by the Company’s regular independent accounting firm (the “Accounting Firm”),

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which shall provide detailed supporting calculations. Any determination by the Accounting Firm will be binding upon the Company and the Executive. The Gross-Up Payment will be paid to the Executive as soon as administratively practicable following the later of (i) the date Executive is required to pay the excise tax imposed by Section 4999 of the Code, or (ii) in the event the Executive is determined, in accordance with the methods specified in the regulations issued under Section 409A of the Code, to be a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code) of the Company at the time of the Executive’s “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and the applicable regulations and administrative guidance issued thereunder), the first day of the seventh month after the date of the Executive’s “separation from service” or, if earlier, the date of death of Executive. In the event that the Excise Tax is later determined by the Accounting Firm or pursuant to any proceeding or negotiations with the Internal Revenue Service to exceed the Gross-Up Payment at the time the payment is made (including, but not limited to, by reason of any payment the existence or amount of which cannot be determined at the time of such payment), the Company shall make an additional payment in respect of such excess (plus any interest or penalty payable with respect to such excess) at the time that the amount of such excess is finally determined. The Gross-Up Payment will be made in a manner that complies with Treasury Regulation § 1.409A-3(i)(1)(v).

10.Board Service: While serving as an officer, Executive shall not receive compensation otherwise owed to him in the capacity as a member of the Board. However, all Board fees paid through the date of the commencement of Executive employment as an officer shall be retained. Any and all options granted to Executive as compensation for service as a Board member shall be retained and shall continue to vest in accordance with their terms.

11.Relocation Expenses: The company will provide a one-time relocation assistance package to cover temporary housing, meals, transportation of household goods and automobile, airfare and related expenses for travel.

12.Confidentiality and Inventions Agreement and Arbitration Agreement: Executive will be required, as a condition of employment with the Company, to sign and return the Company’s standard Confidentiality and Inventions Agreement as well as the Company’s standard Arbitration Agreement, copies of which are enclosed.

13.Employment-At-Will: Employment with the Company is for no specified period of time. Employment with the Company is at-will which means that either Executive or the Company may terminate employment at any time for any reason or for no reason at all. Any contrary representations that may have been made to Executive are superseded by this

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Agreement. This is the full and complete Agreement between Executive and the Company on this term.

14.Interpretation, Amendment and Enforcement: This agreement and the Confidentiality and Inventions Agreement constitute the complete agreement between Executive and the Company with respect to employment, contain all of the terms of employment with the Company, and supersede any prior agreements, representations or understandings (whether written, oral or implied) between Executive and the Company. This agreement may not be amended or modified, except by an express written agreement signed by both Executive and a duly authorized officer of the Company. The Company shall have the right to assign, without express consent, this agreement to any person, including its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns.

Very truly yours,

/s/ Robert Duggan	October 13, 2023
Robert Duggan	Date
Chief Executive Officer & Chairman of the Board

/s/ Mahkam Zanganeh	October 13, 2023
Mahkam Zanganeh	Date
Chief Executive Officer & President

I accept the above terms and conditions of employment agreement. I represent that I am not relying upon any representations made to me by anyone other than as set forth above.

Accepted under seal:

/s/ Manmeet Soni	October 13, 2023
Manmeet Singh Soni	Date

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